August 24, 2015

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.
Registration Statement on Form S-1
Filed June 18, 2015
File No. 333-205069

Dear Mr. Schwall

In response to your letter dated July 14, 2015, set forth below are your comments concerning the EnerJex Resources, Inc.'s Registration Statement on Form S-1 referred to above, and our responses. Your comments are in italics and are followed by our response.

Registration Statement on Form S-1 Filed June 18, 2015

Prospectus Cover Page

1.	In the first sentence, you state that you are offering an unspecified number of shares “directly to select accredited investors.” The next sentence suggests that the price of this direct offering has not been set. In the “Plan of Distribution” section at page 30, you state: “We negotiated the offering price for the shares in this offering with prospective investors,” and you refer to the document as “this prospectus supplement.” Please tell us, and revise your disclosure as appropriate, the extent to which any of the referenced “direct” sales were started or completed prior to your filing this registration statement. Also revise the prospectus to specify the number of shares you intend to offer “directly” and to disclose the price (or the pricing methodology) for those shares. See Item 501(b)(3) of Regulation S-K; see also Instruction 2 to Item 501(b)(3).

EnerJex response:

EnerJex has elected not to proceed with the contemplated direct offering. The Registration Statement has been amended to remove all references to the previously contemplated direct offering, and now only includes the shares to be sold by the selling stockholders. Please see, for example, the cover page, page 3, and pages 31-33.

To address your comment regarding the negotiation of the offering price, that reference was made in error, no offering price was negotiated, nor were any "direct" sales started or completed prior to filing the registration statement.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

2.	With regard to the resale portion of your offering, provide all the required price and share information that Item 501(b)(2) and (b)(3) of Regulation S-K requires.

EnerJex response:

Please see the required price and share information set forth in the fee calculation table.

3.	Please identify your placement agents with your next amendment. That information will be necessary for us to process your filing. In addition, please file the placement agency agreement as an exhibit.

EnerJex response:

As noted in the response to Question #1, above, the direct offering has been abandoned.

4.	Please clarify here, and wherever else appropriate, that your common stock is listed on the NYSE MKT, not the NYSE, under the symbol “ENRJ.”

EnerJex response:

We have clarified on this page and on page 31 that the common stock is listed on the NYSE MKT, not the NYSE.

Plan of Distribution

Additional Information, page 31

5.	We note your disclosure suggesting that underwriters and agents, including your placement agents, “may be deemed to be underwriters.” Please revise your disclosure on page 32 to clarify that they are underwriters within the meaning of Section 2(a)(11) of the Securities Act or provide us an analysis explaining why this is not necessary.

EnerJex response:

As noted in the response to Question #1, above, the direct offering has been abandoned. The references to underwriters and agents have been removed.

Exhibits

6.	Please file as an exhibit the legality opinion that Item 601(b)(5) of Regulation S-K requires, as we also noted in a comment relating to the Form S-1 registration statement you filed on September 25, 2014. Refer to Item 16(a) of Form S-1.

EnerJex response:

We have revised the Registration Statement to provide the required legality opinion. Please see Exhibit 5.1.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

7.	We refer you to the consent you filed as exhibit 23.1. Please obtain and file an updated consent from L.L. Bradford & Company, LLC that does not cover financial statement dates after the date of the audit report, March 28, 2014.

We have obtained and filed an updated consent from L.L. Bradford & Company, LLC that does not cover financial statement dates after the date of the audit report, March 28, 2014. Please see Exhibit 23.1.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Robert J. Watson

Robert J. Watson
Chief Executive Officer

cc:	Fernando Velez – via email

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)